Committed Capital Acquisition Corporation
c/o Broadband Capital Management LLC
712 Fifth Avenue, 22nd Floor
New York, NY 10019

September 22, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C.  20549

Attention:  John Reynolds, Esq.

RE:	Committed Capital Acquisition Corporation
Registration Statement on Form S-1 (Registration No. 333-174599)
Withdrawal of Acceleration Request

Ladies and Gentlemen:

Committed Capital Acquisition Corporation, a Delaware corporation (the “Company”), hereby formally requests that the Company’s previous acceleration request dated September 20, 2011 be withdrawn.  Please call Jeffrey P. Schultz (212-692-6732) or Bryan Yoon (212-692-6847) of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, with any comments or questions regarding this matter.

Very truly yours,

Committed Capital Acquisition Corporation

By:	/s/ Michael Rapp
Name: Michael Rapp
Title: President and Chairman

cc:	Securities and Exchange Commission
Jay Williamson, Esq.
Raj Rajan
Brian Bhandari

Committed Capital Acquisition Corporation
Michael Rapp
Philip Wagenheim

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jeffrey P. Schultz, Esq.
Bryan Yoon, Esq.